Exhibit 99.03

                                                             Company's Form 10-Q
                                                             June 30, 1996

                                                             Page 13


     In August 1996, a purported class action, entitled Rosa Anderson v. Commercial Credit Corporation, was filed in the Circuit Court for Sumber County, Alabama containing allegations substantially similar to allegations contained in certain individual actions currently pending, including, among other things, that plaintiffs were mislead or induced to refinance existing loans which carried excessive and/or unnecessary fees and charges that were not fully disclosed to them. The plaintiffs seek, among other things, compensatory damages in an unspecified amount. The Company believes it has meritorious defenses to this action and intends to contest the allegations.